UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the quarter ended June 30, 2006
Commission File Number — 001-32945
WNS (HOLDINGS) LIMITED
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)
Gate 4, Godrej & Boyce Complex,
Pirojshanagar, Vikroli (W)
Mumbai 400 079, India
+91-22-6797-6100
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
     Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b):
Not applicable.

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Earnings release of WNS (Holdings) Limited dated August 20, 2006.

Other Events
On August 20, 2006, WNS (Holdings) Limited issued an earnings release announcing its first quarter of fiscal 2007 results. A copy of the earnings release dated August 20, 2006 is attached hereto as Exhibit 99.1.
Exhibit

99.1	Earnings release of WNS (Holdings) Limited dated August 20, 2006.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: August 21, 2006

WNS (HOLDINGS) LIMITED
By:	/s/ Zubin Dubash
Name:	Zubin Dubash
Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Earnings release of WNS (Holdings) Limited dated August 20, 2006.